VF 4-2003



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03053011

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SEC FILE NUMBER
8- 42976

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QUAKER SECURITIES, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 75
(No. and Street)



RECD S.E.C.
MAR 0 3 2003

Valley Forge (City) Pennsylvania (State) 19482 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher (610) 935-6135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name)*

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quaker Securities, Inc.

We have audited the accompanying statement of financial condition of Quaker Securities, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Quaker Securities, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

QUAKER SECURITIES, INC.
(A Pennsylvania Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$2,417,608
DUE FROM CLEARING BROKERS	750,000
COMMISSIONS RECEIVABLE	1,125,488
PROPERTY AND EQUIPMENT - Net of accumulated depreciation of $313,302	262,459
OTHER RECEIVABLES	167,715
RECEIVABLES FROM AFFILIATES	78,813
PREPAID EXPENSES AND OTHER ASSETS	62,550
TOTAL ASSETS	$4,864,633

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 33,346
Payable to affiliates	579,483
Accrued expenses	1,272,520
Income taxes payable	1,170,328
Capital lease obligations	13,236
Total liabilities	3,068,913
SHAREHOLDER'S EQUITY:	
Common stock (Class A shares at .01 par value, 1,000,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	413,248
Retained earnings	1,372,472
Total shareholder's equity	1,795,720
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$4,864,633

See notes to statement of financial condition.

QUAKER SECURITIES, INC.
(A Pennsylvania Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

Quaker Securities, Inc. (the "Company") was incorporated on June 26, 1990 for the purpose of providing execution services as a registered broker-dealer. The Company provides institutional investors with private broker services for the execution of trades in listed equities, options, NASDAQ/OTC, and equity basket trading from a wide range of domestic and foreign markets. The Company clears all of its customers' securities transactions on a fully disclosed basis through full service brokerage firms. Substantially all of the Company's revenue is from broker-dealer commissions. Approximately 75 percent of the Company's revenues are derived from customers located in the United States of America and approximately 25 percent is derived from customers located in Europe and serviced by the Company's office in Nyon, Switzerland.

The Company is wholly owned by Citco Quaker Holdings, Inc. (the "Parent") who's ultimate parent company is The Citco Group, Ltd. Until January 2002, the Company was owned 90 percent by the Parent and 10 percent by a minority shareholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents include securities of $451,890 as of December 31, 2002 with maturities of three months or less.

Clearing Brokers Deposit - The Company has $ 750,000 on deposit with clearing brokers to secure its clearing agreements. Pursuant to these clearing agreements, the Company is required to assume customer obligations in the event of default.

Concentration of Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash due from clearing organizations and commissions receivable. The Company places its cash with commercial banking institutions. At times, such cash may be in excess of the Federal Deposit Insurance Corporation insurance limit. In addition, the Company routinely assesses the financial strength of its customers as well as its broker-dealer counterparties and, as a consequence, believes that its credit risk exposure is limited.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are stated at cost less accumulated depreciation and includes leasehold improvements, computer equipment, and furniture and fixtures. Depreciation for the majority of computer equipment and furniture and fixtures is computed using the straight-line method. Depreciation is calculated over the estimated useful lives of the assets (generally five years). Leasehold improvements are depreciated using the straight-

line method over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for maintenance, repairs and renewals of a minor nature are charged against earnings as incurred. Major renewals and betterments are capitalized.

Income Taxes - The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2002.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments — SFAS Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Recent Accounting Pronouncements - In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others,* which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

3. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's ratio of aggregate

indebtedness to net capital was 3.49 to 1. The Company's net capital was $935,472, and the required net capital was $217,621.

The Company is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

The Company has entered into a written agreement with its clearing firms which requires the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

4. RELATED PARTIES

During the year ended December 31, 2002, the Company entered into various transactions with related parties. These transactions and the principal terms are summarized below:

At December 31, 2002 the Company had $100,372 on deposit at an affiliated bank.

At December 31, 2002 payable to affiliates of $579,483 includes amounts due to Parent and related entities of consisting primarily of management fees.

At December 31, 2002, receivable from affiliates of $78,813 represents amounts due from the Parent relating to leasehold improvements.

5. CAPITAL LEASE OBLIGATION

The Company is obligated under a capital lease for certain office and computer equipment. The net book value of equipment under this capital lease as of December 31, 2002 is $ 13,236.

The future minimum lease payments due under this capital lease as of December 31, 2002 are as follows:

Year Ending December 31, 2002	
2003	$ 13,941
Less amount representing interest	(705)
Present value of net minimum lease payments	$ 13,236

6. COMMITMENTS AND CONTINGENCIES

The Company rents office space in Valley Forge, Pennsylvania from the Parent under the terms of an annual operating lease. Also, certain equipment is leased from non-related parties under operating leases expiring at various dates through October 2004.

The Company opened a trading office in Nyon, Switzerland in July 2000. The facilities were leased from a related party under the terms of an operating lease which expires on December 31, 2010. The lease is cancelable after a six-month notification.

In January 2002, the Company closed its trading office located in McLean, Virginia.

In October 2002, the Company leased an automobile under the terms of an operating lease expiring in March 2005.

The Company is currently leasing transaction order software from an unrelated party under a service agreement. The agreement requires a minimum monthly service fee of $12,500, plus transaction costs. The agreement is cancelable after a twelve-month notification.

The following is a summary of future minimum lease payments required under these noncancelable operating leases:

Year Ending December 31, 2002	
2003	$ 284,009
2004	17,478
2005	3,713
	$ 305,200

The Company has a loan guarantee in place with an affiliate company. The guarantee arose due to the start up operations of the affiliate company. The term of the guarantee is three and one half years, and expires on November 4, 2004. A default by the affiliate company would require the performance of the loan by QSI. At December 31, 2002 the principle amount outstanding was $194,500.

7. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement saving plan (the "Plan") covering all qualified employees in the United States of America. Employees eligible to participate in the Plan must have completed three months of service and attained the age of 21. Under the terms of the Plan, the Company matches 100 percent of the employee's contribution up to 4 percent of total salary. The Plan also has a profit sharing feature, where the Company can contribute at its discretion.

Employees of the Company in Nyon, Switzerland are covered by a defined contribution government mandated retirement plan with an employer matching provision.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

Quaker Securities, Inc.
1288 Valley Forge Road
Suite 75
Valley Forge, PA 19482

Dear Sirs/Madams:

In planning and performing our audit of the statement of financial condition of Quaker Securities, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 24, 2003), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to

achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP